SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXECUTIVE BOARD INTERNAL CHARTER

Chapter I - PURPOSE

Article 1 This Charter (“Charter”) governs the structure, operation, rules and responsibilities of the Executive Board (“Executive Board”) of Sabesp (the Basic Sanitation Company of the State of São Paulo) (“Company” or “Sabesp”), subject to the provisions of the Bylaws and the laws in force.

Chapter II – COMPOSITION, INVESTITURE, AND TERM

Article 2 The Executive Board consists of six (6) members, to wit: Chief Executive Officer, Corporate Management Officer, Economic-Financial Officer and Investor Relations Officer, Technology, Enterprises and Environment Officer, Metropolitan Officer, and Regional Systems Officer.

Paragraph 1 The Officers are elected and removed by the Board of Directors, and shall remain in office for a unified two (2)-year term of office, reelection being permitted for three (3) consecutive times.

Paragraph 2 Except in the event of resignation or dismissal, the term of office of the Officers will be deemed automatically extended until their respective substitutes take office.

Paragraph 3 The individual duties of each Officer are those listed in the Bylaws.

Article 3 Without prejudice to the provisions of the Bylaws, in order to take office and continue for all the term of office, the Officer shall:

I.            Keep his personal data updated with the CEO’s Office;

II.          Submit the personal data required by the Company;

III.        Provide a statement of good standing in the form required by the applicable law;

IV.         Provide all declarations and information required by the Company, as provided for in the Bylaws, this Charter and the applicable laws and regulations, including those required by the Brazilian Securities Commission;

V.           Attend, upon taking office and annually, the training programs provided for in Federal Law No. 13,303/2016;

VI.         Adhere to Sabesp’s Code of Conduct and Integrity;

VII.       To adhere to the Company’s policies and codes, including, but not limited to, the Institutional Policy for Disclosure of Material Acts and Facts and Trading of Securities Issued by Sabesp, as well as declare the title and the transactions carried out with securities issued by the Company and the list of persons who are related to them, according to the terms of Article 11 of CVM Ruling No. 358/2002;

VIII.    Submit the Declaration of Full or Joint Controlled Companies, pursuant to the Institutional Policy on Transactions with Related Parties – PI 0032.

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IX.         Sign the instrument of investiture within thirty (30) days after being elected, under penalty of ineffectiveness (except with justification accepted by the body to which the member was elected), which shall include:

(i)          indication of at least one domicile for service of process relating to acts during his management, provided that change in the domiciled provided is permitted upon written notice informing such change pursuant to the Bylaws;

(ii)         his or her acceptance to abide by the arbitration clause, pursuant to the Novo Mercado Rules and the Bylaws;

(iii)        the assumption of the goals and results commitment, pursuant to Article 23 of Federal Law No. 13,303/2016 and the Bylaws;

X.           Submit the statement of property and amounts pursuant to Bylaws, which shall be updated annually and at the end of his term of office;

XI.         Comply with the provisions of the Binding Precedent No. 13 of the Federal Supreme Court, and State Decree No. 54,376/2009; and

XII.       In the case of Officers who are employees as of the date of his investiture, they may elect to receive their respective salary as provided for in the Bylaws.

Chapter III –VACANCY AND SUBSTITUTIONS

Article 4 In the event of absence or temporary disability of any Officer, the Chief Executive Officer shall appoint other member of the Executive Board to perform the duties of the absent or temporarily disabled Officer, pursuant to the Bylaws.

Sole Paragraph The absent Officer may appoint the officer who will perform his duties, and such appointment shall be ratified by the Chief Executive Officer.

Article 5 In his or her absence or temporary disability, the Chief Executive Officer shall be substituted by an Officer appointed by him or her, and if no such appointment is made, by the Economic-Financial Officer and Investor Relations Officer according to the terms of the Bylaws.

Article 6 In the event of vacancy and until a successor is elected, the Chief Executive Officer shall be substituted by the Economic-Financial Officer and Investor Relations Officer, according to the terms of the Bylaws.

Chapter IV – LEAVE OF ABSENCE

Article 7 The Officers may submit to the Board of Directors a request a non-remunerated leave, so long as for a period not to exceed three (3) months, which shall be recorded in minutes, as provided for in the Bylaws.

Chapter V – COMPETENCE

Article 8 In addition to the assignments provided for in the Bylaws, the Chief Executive Officer shall:

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EXECUTIVE BOARD INTERNAL CHARTER

EXECUTIVE BOARD INTERNAL CHARTER

I.            Convene, call to order and chair the Meetings of the Executive Board;

II.          Approve the agenda of the meetings;

III.        During the meeting, resolve on whether or not to include an extraordinary item in the agenda (extra agenda item);

IV.         Ensure that the Officers individually receive, at least three (3) days before the date of the meeting, documentation containing the information necessary for them to be able to discuss and resolve on the matters to be considered;

V.           Comply and cause compliance with this Charter.

Chapter VI – PREVIOUS EXAMINATION OF MATERIAL OF THE MEETING OF EXECUTIVE BOARD (PRE-AGENDA MEETINGS)

Article 9 The group consisting of the Head of the CEO’s Office and by representatives of the Executive Board (to wit: Corporate Management Office, Economic-Financial Officer and Investor Relations Office, Technology, Enterprises and Environment Office, Metropolitan and Regional Systems Offices) shall meet before the Meetings of the Executive Board (pre-agenda meetings) to:

I.            Analyze and forward the material to be included in the agenda;

II.          Discuss the issues to be included in the agenda;

III.        Ensure the standards of the documents and presentations; and

IV.         Evaluate the material to be distributed to the Officers.

Paragraph 1 The Executive Secretary shall also attend the pre-agenda meetings.

Paragraph 2 the pre-agenda meetings shall be coordinated by the Head of the CEO’s Office or, in his absence, by another member designated by him.

Chapter VII – EXECUTIVE SECRETARY

Article 10 The Meetings of the Executive Board shall be assisted by the Head of the CEO’s Office and by an Executive Secretary designated by him.

Article 11 The Head of the CEO’s Office and/or the Executive Secretary shall:

I.            Organize the agenda of the Meeting of the Executive Board based on the requests of each Office, including the approval of the minutes of the meetings;

II.          Submit to the Chief Executive Officer the agenda and the documentation required for the consideration of the issues on the agenda;

III.        Send, on behalf of the Chief Executive Officer, the call notice of the meetings with specification of the date, time, place and agenda of the meetings, and the respective documents;

IV.         Convene, on behalf of the Chief Executive Officer, collaborators of the Company to attend the meetings and provide clarifications or information on the issues being considered;

V.           Act as Secretary and draw up minutes of the Meetings of the Executive Board;

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VI.         Record the Resolutions of the Executive Board and the respective classification thereof;

VII.       Send a list of the Resolutions of the Executive Board to the Audit Committee and to the Fiscal Council; and

VIII.    Take all measures necessary for the holding of the Meetings of the Executive Board.

Chapter VIII – MEETINGS OF THE EXECUTIVE BOARD

Article 12 Regular meetings of the Executive Board shall be held at least twice (2) a month, and special meetings of the Executive Board shall be convened by the Chief Executive Officer or any other two Officers pursuant to the Bylaws.

Paragraph 1 The Meetings of the Executive Board shall be presided over by the Chief Executive Officer.

Paragraph 2 The Meetings of the Executive Board shall be installed with the presence of at least one-half of the Officers in office, and each Officer shall be entitled to one (1) vote, and any matter consented by the majority of the attending officers shall be deemed approved; in the event of equality of votes, the proposal in favor of which the Chief Executive Officer has voted shall prevail, as provided for in the Bylaws.

Paragraph 3 In the absence or disability of the Chief Executive Officer, the Officer who is assigned with his duties shall preside over the meeting and shall be entitled to a casting vote.

Paragraph 4 In the cases where an Officer is also assigned with another position in the Executive Board, he shall be entitled to only one vote, subject to paragraph 3 of this Article 12.

Paragraph 5 The extraordinary meetings to discuss issues of interest for the Company may be convened upon any advance notice.

Paragraph 6 The Chief Executive Officer may, in the notice of the meeting, allow the Officers to participate in the meeting by telephone conference, videoconference or any other means of communication that ensures the actual participation and the authenticity of the votes cast; the officer participating in a meeting by any of those means shall be deemed to be present and his vote shall be valid for all legal effects, without prejudice of the subsequent drawing up and signature of the respective minutes, according to the provisions of the Bylaws.

Article 13 The meetings shall be held at the Company’s headquarters, provided that they may also be held exceptionally and by order of the CEO at any other place.

Article 14 The Meetings of the Executive Board shall follow the order established in the agenda of the meeting, and, if applicable, the Chief Executive Officer or whomever may be presiding over the meeting in his place may change such sequential order so as to give preference to urgent or strategic issues or to ensure the best progress of the meeting.

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Article 15 The Officers may:

I.            Invite, when necessary, inside and/or outside persons to participate in the Meetings of the Executive Board to provide clarifications on the issues being considered, without prejudice to Article 11-IV of this Charter; and

II.          Propose the inclusion of extraordinary item in the agenda during the meeting, provided the Chairman shall decide on whether or not such item will be included in the agenda.

Article 16 The meeting may be adjourned by decision of the CEO and according to the majority of the attending Officers, and a place, date and time shall be fixed for the continuance of the adjourned meeting, provided that no new call notice will be required for the new session, so long as no new item is included in the agenda and there is a quorum for resolution.

Sole Paragraph The adjournment and the continuance of the meeting shall be recorded in minutes.

Article 17 All parties (whether called or invited) attending the Meetings of the Executive Board will get to know potentially material acts and facts, and so they will be subject to the provisions of the Institutional Policy on Relevant Acts and Facts and on the Trading of Securities Issued by Sabesp – PI0022, and shall sign the Adhesion Agreement (Exhibit 2) to the said Policy.

Article 18 Minutes shall be prepared for each meeting with the resolutions of the Executive Board, which, after approval by the Officers, will be transcribed in the Register of Minutes of the Meetings of the Executive Board, according to the Bylaws.

Paragraph 1 The minutes shall be written on a clear way and shall include the record of the attending Officers and the resolutions made, including the abstentions and the dissenting votes.

Paragraph 2 When applicable, a summary of the minutes of the Meeting of the Executive Board shall be prepared and signed by the Head of the CEO’s Office or by the Executive Secretary.

Chapter IX – COMPETENCE

Article 19 Without prejudice to the duties assigned to it under the applicable law and in the Bylaws, the Executive Board shall:

I.            Enforce the Resolutions of the Board of Directors assigning to the Executive Board matters of competence of the Board of Directors, as provided for in the Bylaws or in the Charter, other than duties assigned by law, pursuant to Article 139 of Federal Law No. 6,404/76; and

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II.          Enforce the Institutional Policy on Corporate Risk Management, and, whenever it is necessary, propose to the Board any required review of this policy, including as result of changes in the risks to which the Company is exposed.

CHAPTER X – FINAL PROVISIONS

Article 20 This review of the Charter of the Executive Board was approved at the 874th Meeting of the Board of Directors held on October 18, 2018, with effect as from such date.

Paragraph 1 This Charter shall be made available on the websites of the Brazilian Securities Commission (CVM) and on the websites of the Company.

Paragraph 2 This Charter may be amended whenever necessary by proposal of the Executive Board and shall be approved at Meeting of the Board of Directors.

Paragraph 3 The Charter of the Executive Board dated July 26, 2006 is hereby revoked.

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EXECUTIVE BOARD INTERNAL CHARTER

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.